

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 19, 2016

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

     Re: Berkshire Hills Bancorp, Inc.
            Registration Statement on Form S-4
            Filed August 23, 2016
            File No. 333-213256

Dear Mr. Daly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   To the extent that the number of shares included in the registration fee table does not include the additional shares that could be issued to avoid termination of the merger agreement (refer to your disclosure on page 63), please include footnote disclosure to the calculation of registration fee table acknowledging that the company will file a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, to reflect the increase in the number of shares of the Company's common stock to be issued to avoid termination if necessary.

Proposal I – The Proposed Merger

Background of the Merger, page 30

2.   We note on page 30 that Houlihan Lokey compiled a list of potential buyers and that in late-March 2016, First Choice authorized them to begin contacting institutions on that list. Please revise your disclosure to explain why First Choice decided to deal exclusively with Berkshire Hills. In so doing, please ensure that you address whether First Choice received competing offers prior to signing the exclusivity agreement with you as well as the factors that led them to choose to negotiate with you instead of another potential buyer.

3.   We note your disclosure on pages 31-32 about the evolution of the agreed-upon merger consideration and note that the price per share declined from $16.25 to $14.73 on June 24, 2016, the date preceding the public announcement of the transaction. You also disclose on page 32 that after the concept of the "First Choice Bank Common Stock Special Dividend" was raised on June 6, 2016, First Choice's board unanimously authorized the special committee to move forward with negotiations. Please revise your disclosure to explain the factors that led to the lower merger consideration. In so doing, please explain what impact the "First Choice Bank Common Stock Special Dividend" had on the negotiations, if any, making sure to revise your disclosure to explain how it was considered, negotiated, revised and agreed upon.

4.   You disclose on page 32 a series of negotiations about key terms of the merger agreement between the parties, including "extensive" conference calls that took place between First Choice and its counsel, Pepper Hamilton LLP. You also disclose that your board considered a final draft of the merger agreement in conjunction with discussions with counsel. Please revise your discussion to explain the specific issues the parties considered and how the discussion about these issues evolved.

5.   We note your disclosure on page 32 regarding the financial presentations that Sandler O'Neill made to the board on June 15, 2016 and 23, 2016, respectively, as well as their presentation of a fairness opinion, which also occurred on June 23, 2016. Please revise to provide the disclosure required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A and file the fairness opinion as an exhibit, as required by Item 21(c) to Form S-4.

Berkshire Hills Bancorp's and Berkshire Bank's Reasons for the Merger, page 35

6.   Please revise this section to explain whether there were any negative factors that your board considered when evaluating whether to acquire First Choice.

7.   We note the third bullet point in this section. Please revise to briefly explain why you believe the transaction will improve your earnings, capital and liquidity ratios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Marc Levy, Esq.